SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010 (Report No. 2)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Press Release: NICE Systems and Esri International, Leading GIS Company, Sign Technology Partnership to Enhance NICE`s Real-time Situation Management Solution, Dated July 7, 2010.

99.2 Press Release: NICE Actimize Recognized as a Market-Leading Provider of Enterprise Financial Crime Solutions by Chartis Research, Dated July 8, 2010.

99.3 Press Release: KEYCORP SIGNS AGREEMENT WITH NICE ACTIMIZE TO ENHANCE PROACTIVE CONSUMER AND COMMERCIAL FRAUD PROTECTION, Dated July 19, 2010.

99.4 Press Release: Caja Madrid Launches Market Abuse Solution from NICE Actimize to Comply with Local and European Regulations, Dated July 22, 2010.

99.5 Press Release: NICE to Present its Next Generation 9-1-1 Solutions at APCO 2010, Dated July 30, 2010.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

________________________________

Name: Yechiam Cohen

Title: General Counsel

Dated:  August 9, 2010

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EXHIBIT INDEX

99.1 Press Release: NICE Systems and Esri International, Leading GIS Company, Sign Technology Partnership to Enhance NICE`s Real-time Situation Management Solution, Dated July 7, 2010.

99.2 Press Release: NICE Actimize Recognized as a Market-Leading Provider of Enterprise Financial Crime Solutions by Chartis Research, Dated July 8, 2010.

99.3 Press Release: KEYCORP SIGNS AGREEMENT WITH NICE ACTIMIZE TO ENHANCE PROACTIVE CONSUMER AND COMMERCIAL FRAUD PROTECTION, Dated July 19, 2010.

99.4 Press Release: Caja Madrid Launches Market Abuse Solution from NICE Actimize to Comply with Local and European Regulations, Dated July 22, 2010.

99.5 Press Release: NICE to Present its Next Generation 9-1-1 Solutions at APCO 2010, Dated July 30, 2010.

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NICE Systems and Esri International, Leading GIS Company, Sign Technology Partnership to Enhance NICE`s Real-time Situation Management Solution

Esri`s GIS will be integrated in NICE Situator to provide enhanced real-time situational awareness and response to security operations worldwide - seaports, airports, public transport, railways, city centers, military and enterprises

Ra`anana, Israel, July 07, 2010 - NICE Systems Ltd. (NASDAQ: NICE), a leading global provider of intent-based solutions that enable enterprises and security organizations to extract Insight from Interactions, transactions and surveillance to drive business performance, reduce risk and ensure safety, and Esri, a leading provider of geographical information system (GIS) software, today announced that the companies have entered into an OEM agreement  to enhance NICE Situator with Esri`s GIS capabilities, for enhanced situation management. Under the OEM agreement, the Esri ArcGIS software engine will be embedded and integrated into the NICE Situator solution. The new integrated solution will serve the security operations needs of seaports, airports, public transport, railways, city centers, military organizations, as well as enterprises.

The integrated solution combines NICE Situator`s data fusion, analysis and automated response capabilities, with Esri`s spatial analysis, data management, and GIS mapping, to improve situational awareness and real-time situation management. NICE Situator correlates data from diverse security, safety and operational systems, alerting operators in real-time to incidents that require attention. All of the relevant information is then overlaid on an intuitive GIS interface, so control center operators can visualize situations in a geographic context, using Situator`s pre-programmed response plans to help guide and automate their response. For example, operators alerted to a situation can immediately see the locations of various sensors in alarm mode, and view nearby video cameras, mobile responders, vehicles, and other location-aware devices, all dynamically updated in real-time. Automated decision support checklists in NICE Situator also help operators manage resources for an effective situation response.

"Computerized mapping technology is a pre-requisite for organizations around the world that are focused on security," said Terry Bills, Esri Transportation Industry Manager. "Now, by adding GIS capabilities from Esri to the real-time situation planning, response and analysis capabilities of NICE Situator, command and control centers can be automatically alerted to a situation, be able to better visualize the situation as it`s happening, and respond more effectively with a pre-defined plan."

"We are happy to be working with Esri on enhancing NICE`s leading-edge capabilities for improving situational awareness and incident management," said Israel Livnat, President, NICE Security. "Command and control centers are increasingly looking for a solution that combines computerized mapping capabilities with real-time situation management. We`re looking forward to working with Esri on a solution that offers these enhanced situation management capabilities, to command and control centers."

About NICE Situator

NICE Situator is a situation management software platform that enables automatic situation planning, response and analysis in real time, as well as thorough post incident reviews and investigations. NICE Situator integrates to a wide array of sensors and security systems, analyzing and correlating information to help organizations connect the dots and improve situational awareness, incident response and decision-making. NICE Situator's generic gateways and open architecture make it possible to integrate to virtually any existing or future security device, system, or data source. Organizations that deploy NICE Situator are not constrained to specific types or brands of security solutions but rather can chose the solutions that best satisfy their security needs. With NICE Situator, organizations can fuse many different types of security devices and systems into a unified platform, including: access control, video systems, perimeter intrusion sensors, location tracking (RFID, GPS), panic buttons, environmental sensors, communication devices, and much more. Through this integration, NICE Situator is able to present a Common Operating Picture (COP), with real-time alerts and information from all integrated systems displayed on an intuitive multi-Iayered Geographical Information System (GIS)-based interface, enabling security operators to continuously monitor and interact with systems, people and assets for a higher level of situational awareness. NICE Situator also provides a framework for automating complex response workflows and standard operating procedures (SOPs).

About Esri

Since 1969, Esri has been giving customers around the world the power to think and plan geographically. The market leader in GIS, Esri software is used in more than 300,000 organizations worldwide including each of the 200 largest cities in the United States, most national governments, more than two-thirds of Fortune 500 companies, and more than 7,000 colleges and universities. Esri applications, running on more than one million desktops and thousands of Web and enterprise servers, provide the backbone for the world's mapping and spatial analysis. Esri is the only vendor that provides complete technical solutions for desktop, mobile, server, and Internet platforms. Visit us at www.esri.com/news.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including more than 80 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media

Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448

Investors

Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems's marks, please see: http://www.nice.com/NICETrademarks.html.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Livnat, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company`s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company`s Annual Report on Form 20-F.   The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

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FOR IMMEDIATE RELEASE

Press Contact:

Jonathan Stotts

NICE Actimize

+1-212-994-3865

jonathan.stotts@actimize.com

Investors:

Daphna Golden

NICE Systems Ltd.

+1-877-245-7449

daphna.golden@nice.com

NICE Actimize Recognized as a Market-Leading Provider of Enterprise Financial Crime Solutions by Chartis Research

Second annual "Financial Crime Risk Management Systems" report shows NICE Actimize as a leading vendor for both "Market Share Potential" and "Completeness of Offering"

NEW YORK - JULY 8, 2010 - NICE Actimize, a NICE Systems (NASDAQ:NICE) company and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, today announced that Chartis Research has recognized NICE Actimize as an industry leader in financial crime management in the recently released "Financial Crime Risk Management Systems 2010: Market Analysis."

Chartis provides research and analysis on the global market for risk technology.  They predict the move towards total integration has started and will peak in 2012. Those technology vendors who have positioned themselves well will capitalise on these market opportunities and that the global market for financial crime risk management technology will grow to $4.19 billion by 2013.

"Many firms have adopted a risk-based approach to managing fraud and money laundering. This approach requires establishing firm-wide policies, procedures and systems that identify, alert, assess and monitor the risk of financial crime," said Peyman Mestchian, Managing Partner at Chartis Research.  "Chartis recommends that enterprise-wide financial crime risk management processes and technology should be based on the establishment of a single, integrated platform...[NICE] Actimize`s transactional risk mitigation platform includes essential components such as a real-time analytics engine, workflow, alert management, visual modeler, ad hoc detection and research tool, and a powerful policy manager tool."

"NICE Actimize is dedicated to providing market-leading financial crime and compliance solutions to the financial services industry," said Amir Orad, CEO of NICE Actimize.  "Our leadership is acknowledged by the market, time and again, with the broadest and deepest set of solutions leveraging a shared platform, providing our clients with a holistic financial crimes suite for managing transactional risks across the enterprise."

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About Chartis Research

Chartis Research is the leading provider of research and analysis on the global market for risk technology. Our goal is to support enterprises as they drive business performance through better risk management, corporate governance and compliance. Chartis analyses the systems, products, vendors, applications and trends in the risk technology marketplace. This analysis is published in our flagship industry reports, white papers and research articles. www.chartis-research.com.

About NICE Actimize

NICE Actimize, a NICE Systems (NASDAQ: NICE) company, is the world`s largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry. NICE Actimize empowers its clients to prevent financial crime, mitigate risk, reduce operational costs, minimize losses and improve compliance. The company provides real-time and cross-channel fraud prevention, anti-money laundering, enterprise investigations, risk management and trading surveillance solutions built upon the Actimize Core Platform which has been enhanced by the company`s acquisitions of Syfact and Fortent (Searchspace) analytics and technology.  With offices across North America, Europe, and Asia, NICE Actimize serves more than 200 clients globally including all of the world`s 10 largest financial institutions. www.actimize.com.

About NICE Systems

NICE Systems (NASDAQ: NICE) is the leading provider of intent-based solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including over 80 of the Fortune 100 companies. More information is available at http://www.nice.com.

Trademark Note: ACTIMIZE, Actimize logo, Insight from Interactions, NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems's marks, please see: http://www.nice.com/NICETrademarks.html.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Orad, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company`s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company`s Annual Report on Form 20-F.   The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

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CONTACTS: KeyCorp NICE Actimize

Dave Reavis Jonathan Stotts

216-828-7421 646-961-3497

David_Reavis@key.com Jonathan.Stotts@actimize.com

INVESTORS: KeyCorp NICE Systems (LTD)

Vern Patterson Daphna Golden

216-689-0520 877-245-7449

Vernon_Patterson@key.com Daphna.golden@nice.com

KEY MEDIA NEWSROOM: Key.com/newsroom

FOR IMMEDIATE RELEASE

KEYCORP SIGNS AGREEMENT WITH NICE ACTIMIZE TO ENHANCE PROACTIVE CONSUMER AND COMMERCIAL FRAUD PROTECTION

Advanced Technology to be Used to Further Protect Clients, Enhance Client Experience

CLEVELAND, OHIO/NEW YORK, NY, July 19, 2010 - KeyCorp (NYSE: KEY) has signed an agreement with NICE Actimize, a NICE Systems (NASDAQ:NICE) company, to further strengthen its ability to proactively detect and mitigate consumer and commercial fraud. NICE Actimize is a leading provider of financial crime, risk and compliance solutions.

With global fraud costs likely to total more than $300 billion annually, according to a 2009 research study by Gartner[i], proactive fraud risk management can offer a competitive advantage in today`s financial services industry.

Enhancements to Key`s existing fraud strategy will include using behavior-based analytics to more quickly identify acceptable transactions while helping to prevent unauthorized activities within KeyCorp`s consumer, small business and commercial banking segments. The NICE Actimize technology applies unique algorithms and analytical models for each type of customer - consumer, small businesses and commercial - thus enhancing fraud prevention and an optimal user experience.

The agreement aligns with and supports Key`s comprehensive fraud strategy, which includes enabling revenue growth, mitigating risk, and enhancing the client experience.

The relationship KeyCorp has formed with NICE Actimize is significant from a financial standpoint - representing a considerable investment - and also from a product standpoint, as it covers multiple channels and business lines. This cross-channel approach to fighting fraud is becoming increasingly more common as financial institutions move toward developing enterprise-wide fraud prevention strategies versus deploying siloed solutions. -more-

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PAGE TWO - KEYCORP AND NICE ACTIMIZE SIGN AGREEMENT

"This exciting relationship with NICE Actimize is an investment in our clients and their financial safety and well-being," said Douglas Twining, director of fraud services for KeyCorp. "While Key`s current anti-fraud measures are strong, Key is making a significant investment today so that we are prepared for the changing risks that the future will likely bring."

"We are happy to be working with Key to help them continue to proactively manage fraud threats," said Amir Orad, CEO of NICE Actimize. "Key is joining the NICE Actimize community of leading global firms who use our cross-channel financial crime prevention solutions to improve the customer experience by better managing transactional risks for both retail and commercial customers."

About NICE Actimize

NICE Actimize, a NICE Systems (NASDAQ:NICE) company, is the world's largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry. NICE Actimize empowers its clients to prevent financial crime, mitigate risk, reduce operational costs, minimize losses and improve compliance. The company provides real-time and cross-channel fraud prevention, anti-money laundering, enterprise investigations, risk management and trading surveillance solutions built upon the Actimize Core Platform, which has been enhanced by the company's acquisitions of Syfact and Fortent (Searchspace) analytics and technology. With offices across North America, Europe, and Asia, NICE Actimize serves more than 200 clients globally including all of the world's 10 largest financial institutions. www.actimize.com

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of intent-based solutions and value-added services, powered by advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including more than 80 of the Fortune 100 companies. More information is available at www.nice.com.

About KeyCorp

Cleveland-based KeyCorp is one of the nation`s largest bank-based financial services companies, with assets of approximately $95 billion. Key companies provide investment management, retail and commercial banking, consumer finance, and investment banking products and services to individuals and companies throughout the United States and, for certain businesses, internationally. For more information, visit https://www.key.com/.

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FOR IMMEDIATE RELEASE

Press Contact:

Jonathan Stotts

NICE Actimize

+1-212-994-3865

jonathan.stotts@actimize.com

Investors:

Daphna Golden

NICE Systems Ltd.

+1-877-245-7449

daphna.golden@nice.com

Caja Madrid Launches Market Abuse Solution from NICE Actimize to Comply with Local and European Regulations

NICE Actimize`s full market abuse package enables identification and reporting of suspicious trading activities on a single technology platform

RA`ANNANA, NEW YORK & LONDON - July 22, 2010 - NICE Actimize, a NICE Systems (NASDAQ: NICE) company and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, today announced that Caja Madrid, one of the largest savings banks in Spain, has deployed its Market Abuse solution to comply with strict requirements imposed by the Spanish regulator Comisión Nacional del Mercado de Valores (CNMV) and to better align with the EU market abuse directive. Caja Madrid has implemented NICE Actimize`s Market Abuse solution to help it monitor and prevent market manipulation and insider dealing.

Caja Madrid is one of the first savings banks in Spain to adopt this type of solution. The Savings bank has assets of over 191 billion Euros under management. Working alongside Deloitte España, NICE Actimize deployed the first phase of its Market Abuse solution, including the bank`s high priority models, within three months, and later phased in the full market abuse package to provide Caja Madrid with a complete overview of trading activities with the ability to identify and report suspicious transactions.

"The Actimize Market Abuse solution is a highly flexible and fully scalable product," explained D. Manuel Fernández Navarro, Director del Área de Cumplimiento Normativo at Caja Madrid. "We set an aggressive deployment timeline and are proud that the first production phase of our compliance program was completed within three months.  We were satisfied with the solution and NICE Actimize`s deep domain expertise within the brokerage compliance space."

The Actimize Market Abuse solution helps large to mid-sized firms comply with regulatory requirements from all European regulators by monitoring and detecting suspicious transactions and automatically distributing alerts directly to relevant users within an intuitive case management workflow environment. It increases firms` insight into suspicious behaviour and improves risk management and compliance performance.

The Actimize Market Abuse solution uses several analytical methods to assign pnriority scores to alerts, thus improving the efficiency of regulators, trading managers and compliance staff.  NICE Actimize`s solutions are all built on a single technology platform, which provides lower total cost of ownership (TCO) as compared to siloed solutions and gives firms the flexibility to incrementally add new solutions over time.

"The EU Market Abuse Directive is very detailed, but it is up to each member country to interpret and to take the appropriate steps to adhere to the guidelines, and the Actimize Market Abuse solution has set the standard in Europe, being leveraged by firms and regulators alike," said Bruno Piers de Raveschoot, vice president, Head of Europe and Asia Pacific of NICE Actimize. "Caja Madrid is leading the way in Spain, by using our Market Abuse solution. Working across Europe, NICE Actimize helps its clients comply with the broader EU rules and local interpretations."

About Caja Madrid

Caja Madrid heads up the fourth largest financial group in Spain, with a 2009 year end assets of EUR 191,904 million, over 7 million customers and a market share in both loans and customer funds of over 7%. It follows a universal banking model, offering a wide array of products and services in retail, investment and private banking throughout its 2,179 branch network in Spain. At the end of 2009 it employed 15,259 people Caja Madrid group holds four branches abroad: Miami, Lisbon, Dublin and Vienna.

Caja Madrid is the leader and the most ancient entity concerning "Social Action", engagement and volume of applied resources.

About NICE Actimize

NICE Actimize, a NICE Systems (NASDAQ: NICE) company, is the world`s largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry. NICE Actimize empowers its clients to prevent financial crime, mitigate risk, reduce operational costs, minimize losses and improve compliance. The company provides real-time and cross-channel fraud prevention, anti-money laundering, enterprise investigations, risk management and trading surveillance solutions built upon the Actimize Core Platform which has been enhanced by the company`s acquisitions of Syfact and Fortent (Searchspace) analytics and technology.  With offices across North America, Europe, and Asia, NICE Actimize serves more than 200 clients globally including all of the world`s 10 largest financial institutions. www.actimize.com.

About NICE Systems

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including more than 80 of the Fortune 100 companies. More information is available at http://www.nice.com.

Trademark Note: ACTIMIZE, Actimize logo, Insight from Interactions, NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems's marks, please see: http://www.nice.com/NICETrademarks.html.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Piers, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company`s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company`s Annual Report on Form 20-F.   The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

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NICE to Present its Next Generation 9-1-1 Solutions at APCO 2010

NICE to highlight its VoIP recording solutions for Public Safety along with NICE Inform, incident management solution, as industry starts its transition to Next Generation 9-1-1

Ra`anana, Israel, July 30, 2010 - NICE Systems Ltd. (NASDAQ: NICE), a leading global provider of intent-based solutions that enable enterprises and security organizations to extract Insight from Interactions, transactions and surveillance to drive business performance, reduce risk and ensure safety, today announced that it will be highlighting its industry-leading IP telephony recording solutions for the Public Safety sector at the 2010 APCO Conference, as part of its Next Generation 9-1-1 suite of solutions. The NICE solutions will be exhibited in booth 731 at the 76th Annual APCO Conference and Expo in Houston, Texas, August 2-5, 2010.

With progress toward Next Generation 9-1-1, PSAPs (Public Safety Answering Points) are now preparing to migrate from the outdated PSTN (Public Switched Telephone Network) 9-1-1 system to an IP (Internet Protocol) based emergency services network. This migration will require PSAPs to update their 9-1-1 technology to support IP-based communications. As a global leader in VoIP recording technology, with more than a decade of accumulated domain expertise, NICE`s proven VoIP solutions are implemented at many leading contact centers, trading floors and security organizations worldwide, having been certified by the world`s leading VoIP telephony vendors. NICE offers resiliency options for mission critical environments, scalability, low cost of ownership, enhanced capabilities such as support for recording encrypted VoIP traffic, and a smooth migration path from traditional telephony to IP.

The NICE VoIP solution is part of NICE`s IP suite which also includes RoIP (Radio over IP) recording solutions, and NICE Inform, an open architecture multimedia incident information management solution that helps PSAPs capture, consolidate and manage all types of Next Gen 9-1-1 information, including audio, video, text and data. Through its strategic partnerships with industry-leading trunked radio systems providers, NICE Systems has been a driving force in RoIP recording.

Designed for openness and interoperability, NICE Inform is a software application that sits on top of NICE`s traditional telephony and radio recording solutions, as well as NICE`s VoIP and RoIP (Radio over IP) capture platforms, making it possible for PSAPs to migrate seamlessly from traditional telephony and radio recording technology to IP recording without a forklift upgrade. NICE also recently participated in NENA`s NG9-1-1 ICE 2 (Industry Collaboration Event) where its NICE Inform and VoIP recording solutions successfully passed interoperability testing.

"Voice over IP has made significant inroads in commercial enterprises in the last decade and NICE has been there every step of the way with our industry-leading technology, evidenced by a large number of IP telephony recording deployments in the most complex environments," said Chris Wooten, President, NICE Security Americas. "In Public Safety, recording is mission-critical so first and foremost, 9-1-1 centers need confidence and trust in their recording solution provider. We`re excited to leverage more than a decade of IP experience along with our proven IP recording track record to serve the needs of Next Generation 9-1-1 centers. Furthermore, NICE`s ability to offer proven IP recording technology for both VoIP and RoIP, along with NICE Inform enables PSAPs to seamlessly tie these incident recordings together, as they start to migrate to IP."

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of intent-based solutions and value-added services, powered by advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including more than 80 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media

Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448

Investors

Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: 3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Livnat, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company`s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company`s Annual Report on Form 20-F.   The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

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[i] Gartner, Inc. MarketScope for Enterprise Fraud Management, Avivah Litan, 3 September 2009

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